Exhibit 21.1
SUBSIDIARIES OF SLEEP NUMBER CORPORATION

Name of Subsidiary	Organized under the Laws of

Select Comfort Retail Corporation	Minnesota (USA)

Select Comfort SC Corporation	Minnesota (USA)

Select Comfort Canada Holding Inc.	Minnesota (USA)

Select Comfort COSC Canada ULC	Alberta, Canada

Select Comfort Limited	United Kingdom